January 26, 2005

Via US Mail and Facsimile

Philip A. Shiels
Chief Financial Officer
ASI Entertainment, Inc.
1/12, Candlebark Court
Research, Victoria 3095 Australia


Re:	ASI Entertainment
	Form 10-KSB for the year ended June 30, 2004
	Commission File Number:  0-27881

Dear Mr. Shiels,

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *
General

1. Please explain to us why you filed amended Forms 10-KSB and 10-QSB for the year ended June 30, 2003 and second quarter ended December 31, 2003, respectively, as it is not evident from those filings. Please note that an explanatory paragraph should be included when filing amended forms.


Financial Statements

Statement of Operations, page F-3

2. It appears that you have elected to present a Statement of Income and Comprehensive Income, as contemplated by Format A, Appendix B of
SFAS 130. In future filings, if applicable, please title it as such, here and in the accountant`s report. Clarify how the tax effects of other comprehensive income have been considered in your presentation as well.


Statement of Stockholders` Equity, page F-4

3. Supplementally explain the nature and computation of the "Paid
In
Capital - Discount on Shares" balance. Discounts on shares normally arise from sales of common stock below par. In view of the par value assigned to your shares, this balance appears very significant. Further, the purchasers of stock sold below par may be contingently liable to creditors upon dissolution of the company. Please advise, supplementally and in detail. We may have additional comments upon review of your response.

4. Supplementally quantify and describe the individually significant sources of your revenue in fiscal 2003 and 2004. In addition, please quantify and describe the major components of cost of sales in each of these periods.


Note 1. Organization, Operations, and Summary of Significant
Policies

Basis of Presentation, page F-7

5. Refer to your discussion of Ronald Chapman on page 12. You state that ASI Media Pty. Ltd. is a subsidiary of the company. If true, supplementally and in future filings, please clarify how it has been presented in the consolidated financial statements. If it has not been consolidated, please explain why.

Other

6. It appears from the narrative on page 5 that you have engaged in research and development activities. If our understanding is correct, please provide appropriate disclosures in future filings as required by paragraph 13 of SFAS 2. As a related matter, consideration should be given to disclosing your accounting policies for research and development costs and for software revenues and costs. We note, from page 2, that you consider software to be the core of your intellectual property.

Accounts Receivable, page F-7
7. Please supplementally explain to us and revise your accounts receivable policy to indicate how you determine your allowance for doubtful accounts.

Net Income (Loss) Per Share, page F-8
8. Please revise this note to indicate how many shares were excluded from the calculation of diluted earnings per share as their effect would be anti-dilutive. Refer to the guidance in paragraph 40(c) of
SFAS 128.

Revenue Recognition, page F-9
9. We note that you will have several different ways of earning revenues, including selling email, internet, and electronic flight log services under supply and license agreements with airlines, revenue sharing on usage of such systems by airline customers, sales of equipment, sales of advertising space, the sale of RFID tags, possibly combined with the sale of management services of shipping loss prevention programs. Supplementally provide to us and revise your disclosure to include your revenue recognition policies related to each of these current and future lines of business.

10. Refer to your discussion of sales and pricing on page 5. We see that you sell the Email and Internet systems under supply and license agreements. You receive payment plus a share of the revenue generated. You supply equipment on either a sale basis or at a discounted price in exchange for a larger revenue share. Please supplementally describe these arrangements in greater detail.
When
you supply the equipment at a discounted price, does the customer take title to the equipment? Does the equipment have any value to the customer on a standalone basis? That is, could he utilize another vendor to provide the ongoing services? If you supply the equipment to a customer at a discounted price, does the ongoing service agreement include any minimum purchase or use requirement? If not, how do you insure that you will be fully paid for the equipment supplied? How do you recognize revenue in connection with these arrangements? Do you consider the arrangements to consist of more than one unit of accounting under EITF 00-21? Provide support for your conclusion. We may have further comments upon review of your response.


Note 2. Related Party Transactions, page F-12

11. We note that the expenses paid by related parties on behalf of the Company constitute 76% of total liabilities. In your response, please provide us with and revise your disclosure to include all the information required by paragraph 2 of SFAS 57.


Note 4. Property and Equipment, page F-13

12. Please revise your note disclosure either here or in Note 1 to include the estimated useful lives of the items comprising property and equipment. In this regard, please identify the individually significant components of this balance.

13. Please supplementally tell us more about the ACAMS hardware platform equipment. When did you acquire it and has it been depreciated since that date? When do you intend to place it in service and exactly how will it function in connection with the individual programs you describe in the business section of the filing. It appears that you have installed the system on certain Boeings from the narrative on page 4. Please explain.

14. When did you first conclude that it would be appropriate to write down the equipment by 20% each year and why? How did you determine that percentage?

15. You indicate that you tested this equipment for impairment at the end of fiscal 2003 and 2004. What was your basis in GAAP for performing testing at each of these dates and at the interim balance sheet dates as well, if applicable. Please describe the methodology you applied in testing for impairment. Clarify the reasons why such factors as technological change and airline industry economic downturns could not be considered in your analysis. Was your estimate in the form of a range that considers the probability of the possible outcomes? Assuming you determined from your testing that no impairment charge was required, what was your basis in GAAP for routinely recording an impairment charge in an apparently arbitrary amount each period? Do you anticipate that the system will have no value in two years? Was this a consideration when you prepared your most recent cash flow analysis? Please advise. We may have further comments upon review of your response.


Note 5. Stockholders` Equity, page F-14

16. Supplementally explain the facts and circumstances surrounding the issuance of options in connection with sales of common stock, as disclosed on page F-14. Were the recipients significant shareholders of the company prior to these stock purchases? Quantify the dollar impact of these options.

17. We note the significant value of the compensatory stock issuances in fiscal 2003 and 2004. Please quantify and describe the individually significant components of this balance. That is, to whom were the shares of stock issued and why? Please be specific in your response. That is, if the shares were issued for consulting, or for professional fees, please describe the nature of the services performed.

* * * * * * * * * * * * * * * * * * * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.
You
may contact Amy Geddes at 202-942-2885 or Margery Reich at 202-
942-
1839 if you have questions or me at 202-942-1995 with any concerns as
I supervised the review of your filing.

								Sincerely,



								David R. Humphrey
								Branch Chief

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ASI Entertainment, Inc.
January 26, 2005
Page 1